Norman Cay Development Inc.

4472 Winding Lane, Stevensville, MI 49127 tel: 269-429-7002

October 14, 2010

Kathleen Krebs

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Norman Cay Development Inc.

File No. 333-167284

SEC Comment letter dated October 14, 2010

Dear Ms. Krebs:

Norman Cay Development Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of October 14, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 3, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 14, 2010.

Description of Business, page 20

First Year Operations, page 21

1.

We note your response to comment two from our letter dated September 10, 2010. We also note you have revised your disclosure to discuss the proximity of larger and more populous cities such   as South Bend, Grand Rapids, and Chicago that surround Stevensville, Michigan and how your target customers may reside in those surrounding areas which, in turn, creates enormous market potential for you. However, since you now consider South Bend, Grand Rapids, and Chicago to contain target customers, please revise this section to discuss how your competitors in those areas may affect your operations. In this regard, please discuss how larger, more established competitors may affect your business. Also, revise the Competition section to discuss the affects of competing with cell phone stores in these areas.

RESPONSE:  We have added the following language to both page 21 and 25 of the Filing to further illuminate that we will compete against retail stores in our area.

"Our competitors in larger and more populous cities such as South Bend, Grand Rapids, and Chicago that surround Stevensville, Michigan will primarily be licensed retail resellers.  As there is substantial and increasing competition in all aspects of the wireless communications industry, including the retail sector, we will compete for new and existing wireless communication customers based principally on our reputation, customer service, price and special offerings. Our principal competitors will be principally franchise stores, including Verizon, Sprint Nextel and T-Mobile, which collectively serve over 90% of the U.S. wireless market. Other direct competitors will include regional carriers, such as Alltel and U.S. Cellular, niche carriers, such as MetroPCS and Cricket Communications Inc., and other resellers.

We anticipate that most, if not all, of our competitors will have greater name and brand recognition and access to greater amounts of capital and established relationships with a larger base of current and potential customers. Because of their size and bargaining power, our competitors may be able to purchase equipment, supplies and services at lower prices than us in the initial stages of our development.  As a result, our operations may be significantly and negatively impacted by our larger, more established competitors.  Once we commence operations, if we are not able to generate enough revenue by attracting new and existing wireless communications customers and/or by enticing customers to purchase from us rather than from our larger, more established competition, we may be forced to cease operations."

Management's Discussion and Analysis. page 25

Liquidity and Capital Resources. page 25

2.

We note your response to comment four from our letter dated September 10, 2010. Please revise in the appropriate places (such as your Risk Factor section and your discussion under this section)   to disclose what level of revenues you will need to generate to payoff the note. In this regard, please take into account your disclosure in the second to last paragraph on page 23 that you estimate the start-up costs to be between $26,000 and $38,300.

RESPONSE: We have revised the Filing on page 11 and page 26 to include the below language. As disclosed, we do not include the cost of repaying the Note into our start-up costs as the funds underlying the Note were given to the Company as "start-up capital". Our operational plans, and the terms of the Amended Promissory Note, call for us to repay the funds advanced by Mr. Ross once the Company generated $150,000 in revenue.

"The Company has received its initial financing through the issuance of a promissory note, and the repayment of such note prior to the Company's achieving profitability would have a negative effect on the Company's business prospects."

"On April 29, 2010, the Company received the amount of $9,928 from Mr. Steve Ross (“Mr. Ross”). The total amount received was unsecured, due interest at 10% per annum, and due on demand. The terms of the advance were not initially memorialized in an agreement.

On May 10, 2010, the Company issued a Promissory Note to Mr. Ross in the amount of $29,928, which amount includes the $9,928 advance that was not previously reduced to writing. Under the terms of the Promissory Note, the amount is unsecured, due interest at 10% per annum, and due on or before May 10, 2011. Thereafter, on October 19, 2010, the Company amended the terms of the Promissory Note to include an additional $9,994 loaned by Mr. Ross on July 21, 2010 and $25,494 loaned on September 23, 2010.  Per the terms of the Amended Promissory Note, the total amount of $65,416 is unsecured, due interest at 10% per annum, and due either on July 31, 2011 or after the Company has generated $150,000 in revenue, whichever is later.

The Company intends to repay this Amended Promissory Note through revenue generated from the execution of the Company's business plan, consistent with the express terms of the Amended Promissory Note. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Amended Promissory Note.

The Company will have to generate at least $150,000 in revenue before the Amended Promissory Note becomes due. Any repayment of the Amended Promissory Note prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan."

Additionally, we have amended the Filing on Page 26 to include the following language:

"On April 29, 2010, the Company received the amount of $9,928 from Mr. Steve Ross (“Mr. Ross”). The total amount received was unsecured, due interest at 10% per annum, and due on demand. The terms of the advance were not initially memorialized in an agreement.

On May 10, 2010, the Company issued a Promissory Note to Mr. Ross in the amount of $29,928, which amount includes the $9,928 advance that was not previously reduced to writing. Under the terms of the Promissory Note, the amount is unsecured, due interest at 10% per annum, and due on or before May 10, 2011.

Subsequent to the period ended July 31, 2010, on October 19, 2010, the Company amended the terms of the Promissory Note to include an additional $9,994 loaned by Mr. Ross on July 21, 2010 and $25,494 loaned on September 23, 2010. Per the terms of the Amended Promissory Note, the total amount of $65,416 is unsecured, due interest at 10% per annum, and due either on July 31, 2011 or after the Company has generated $150,000 in revenue, whichever is later.

"The Company intends to repay this Amended Promissory Note through revenue generated from the execution of the Company's business plan, consistent with the express terms of the Amended Promissory Note. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Amended Promissory Note.

The Company will have to generate at least $150,000 in revenue before the Amended Promissory Note becomes due.  Any repayment of the Amended Promissory Note prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan."

We have also included the Amended Promissory Note as an Exhibit to the Filing and added Note 5 - Subsequent Events to the Financial Statements for the period ended July 31, 2010.

Directors, Executive Officers, Promoters and Control Persons. page 28

3.

We note your response to comment five from our letter dated September 10, 2010. Rule 405 states a promoter includes any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or   enterprise of an issuer. Please tell us why Mr. Ross has not indirectly taken the initiative in founding and organizing your business.

In this regard, we note your response states that he has provided capital to finance the start-up of your operations. More specifically, the disclosure at the bottom of page 25 states the note owed to Mr. Ross was used to finance professional fees and general operating costs, and the middle of page 26 states you spent $25,000 of the proceeds from this note in the three months ended July 31, 2010 to pay for legal and accounting fees to register this offering. Further, we note, in the last paragraph on page 15, the Use of Proceeds disclosure states you will use the proceeds of this offering to facilitate the development of your business including obtaining a wireless reseller's license. Please address these facts in explaining why Mr. Ross has not indirectly taken the initiative in founding and organizing your business.

RESPONSE:  As accurately depicted from the Filing, Mr. Ross provided start-up capital to the Company. Beyond that, Mr. Ross has had no influence or control, directly or indirectly, over Company expenses or invoices that are paid from funds advanced by Mr. Ross.  We believe that in order for Mr. Ross to have "taken the initiative in “founding and organizing" the business there would have to have been some action beyond simply writing a check. As already disclosed, Mr. Ross has simply been an angel investor by providing capital to the Company.

Further, Mr. Ross has no influence or control over the actions or direction of the Company, and, therefore, could not have taken the initiative in "founding and organizing" the business, both of which are the sole responsibility of the undersigned, Ms. Guidarelli. In fact, we note the following:

(a)

On Page 12, there is a risk factor stating that our future success will depend, among other factors listed in the Filing, on the continued service of the undersigned;

(b)

On Page 13, there is a risk factor that describes the direct link between our success and the time devoted by the undersigned; and

(c)

The Description of Business section describes our operational base as being Stevensville, MI, not the State of Florida where Mr. Ross resides.

The Company determined that, with the limited amount of angel financing available to start-up companies in today's economic climate, the best way to use the funds provided by Mr. Ross was to register the subject offering thereby registering additional equity for direct sale by the Company which, in turn, will be used to finance our operations.  This fact is disclosed throughout the Filing, and specifically in the Use of Proceeds as correctly noted in the text of your comment.

The undersigned, Ms. Guidarelli, believes that this use of the funds provided by Mr. Ross was in the best long-term interest of the Company. We do not believe this gives rise, in any way, to the conclusion that Mr. Ross is somehow controlling the operations of the Company, i.e. "founding and organizing" the business.  As stated in our last correspondence and response, Mr. Ross is, without any doubt, not a promoter as: i) he has not taken any part in founding or organizing the Company; and, ii) any consideration Mr. Ross may receive is solely due to the capital he has provided to the company in exchange for the Company issuing a note payable to Mr. Ross.

We believe that Mr. Ross' status as an angel investor is well-established and that there has been significant disclosure pertaining to this fact.  Again, as previously stated, Mr. Ross has simply provided capital to help finance the Company’s start up operations, and has not otherwise taken part in any aspect of the Company, from founding the Company to its organization and operations.  Other than repayment of any funds advanced, Mr. Ross has no financial or other economic interest in the Company whatsoever.  Based on each of the foregoing facts, including the location of our proposed operations, the fact that the undersigned makes all decisions for the Company, the success of the Company being contingent on the continued service and time devoted by the undersigned and the fact that Mr. Ross simply provided capital and has no influence whatsoever over any decision made by the Company, Mr. Ross most certainly does not fall within the scope of the definition of a promoter as set forth in Rule 405.

In connection with the Company’s responding to the comments set forth in the October 14, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Shelly Guidarelli

Shelly Guidarelli

_________________________________________________________________________

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